# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vireo Growth Inc., CIK 0001771706
CUSIP: 92767B105
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0002069637
Persons authorized to receive notices and communications: Joseph Duxbury, 207 South 9th Street, Minneapolis, Minnesota (MN), 55402, 612-239-1963

## Reporting persons
- Christopher Jeffery (CIK 0002069637): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 43,368,555; sole dispositive power 0; shared dispositive power 43,368,555; aggregate amount beneficially owned 43,368,555 (8.6% of the class)
- Christopher James Jeffery Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 28,322,283; sole dispositive power 0; shared dispositive power 28,322,283; aggregate amount beneficially owned 28,322,283 (5.6% of the class)
- J-Bird Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); source of funds: other (OO); sole voting power 0; shared voting power 15,046,272; sole dispositive power 0; shared dispositive power 15,046,272; aggregate amount beneficially owned 15,046,272 (3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: Vireo Growth Inc.
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402

## Item 2. Identity and Background
Name of person filing: This Statement is filed by (i) Christopher Jeffery; (ii) the Christopher James Jeffery Revocable Trust (the "Trust"); and (iii) J-Bird Capital LLC ("J-Bird"). The Trust, J-Bird and Christopher Jeffery are referred to collectively as the "Reporting Persons." Mr. Jeffery is the sole trustee of the Trust and sole member of J-Bird.
Residence or business address: The business address of each Reporting Person is P.O. Box 3193, Park City, UT 84060
Present principal occupation or employment: The Trust is an estate planning vehicle that makes and holds investments. J-Bird is a single member LLC. Mr. Jeffery is Chief Demand Officer of the Issuer.
Criminal convictions in the last five years: Mr. Jeffery has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, Mr. Jeffery has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Maryland. J-Bird is a Utah LLC. Mr. Jeffery is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 12, 2025 (the "Closing Date"), the Issuer completed its previously announced acquisition of WholesomeCo, Inc. (the "Merger"). In connection with the Merger, WholesomeCo, Inc. became a wholly owned subsidiary of the Issuer. In connection with the Merger, the Reporting Persons acquired the subordinate voting shares of the Issuer described herein as consideration for common stock of WholesomeCo, Inc. held by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this filing is to report the acquisition of beneficial ownership by the Reporting Persons of an aggregate of 43,368,555 subordinate voting shares of the Issuer.

Mr. Jeffery is the Chief Demand Officer of the Issuer. As such, he participates in the management of the Issuer. The Reporting Persons may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the Reporting Persons deem material, they may purchase additional subordinate voting shares or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the subordinate voting shares or other securities of the Issuer that they now own or may hereafter acquire. Except as described above, the Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information on the cover pages of this Schedule 13D, which is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information on the cover pages of this Schedule 13D, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the subordinate voting shares of the Issuer during the past 60 days, other than as described in Item 4 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the subordinate voting shares reported by the Reporting Persons on the cover pages of the Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the subordinate voting shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Christopher Jeffery: /s/ Christopher Jeffery, Christopher Jeffery (05/23/2025)
- Christopher James Jeffery Revocable Trust: /s/ Christopher Jeffery, Christopher Jeffery, Trustee (05/23/2025)
- J-Bird Capital LLC: /s/ Christopher Jeffery, Christopher Jeffery, Sole Member (05/23/2025)